September 16, 2024

Michael M. Piri
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
michael.piri@dechert.com

      Re: Stone Point Credit Income Fund, File No. 000-56676

Dear Mr. Piri:

      On August 15, 2024, you filed a registration statement on Form 10 on behalf of Stone Point Credit Income Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

      Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments or any amendment to the filing.

      We note that the Fund is voluntarily registering its common shares under section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Legal Comments

Page i – Explanatory Note

1. In the first paragraph, disclosure states that the Fund intends to elect to be regulated as a business development company under the Investment Company Act of 1940 ("1940 Act"). Please tell us your plans for filing Form N-54A.

2. In the third paragraph, disclosure describes the requirements to which the Fund will be subject once the registration statement is effective. Please add the following sentence, "Upon the effective date of this Registration Statement, we will also be subject to the proxy rules in Section 14 of the Exchange Act, and our trustees, officers and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act."

3. In the last bullet-pointed section, please add the following:

   - The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

   - The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

Page 1 – The Fund; Investment Objective and Strategy

4. The Fund's name includes "credit," which is a type of investment. The name is therefore subject to rule 35d-1 of the 1940 Act.

   - Please add an 80% policy to include credit investments, and disclose what qualifies as a credit investment (e.g., debt).

   - Please add disclosure regarding whether a change in the 80% policy is subject to 60 days' notice or requires shareholder approval.

   - Please confirm that the Company will not include unfunded commitments or equity investments in its 80% policy.

5. In the fourth paragraph, disclosure states that the Fund may invest without limit in originated or syndicated debt. Please describe the differences between "originated debt" and "syndicated debt" using clear, concise language.

6. In the fifth paragraph, disclosure refers to "leveraged buyouts" and the Adviser's "targeted outbound search model." Please describe these terms using clear, concise language.

7. In the fifth paragraph, disclosure refers to "sourcing attractive investment opportunities." Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

Page 2 – The Fund; Investment Objective and Strategy

8. In the first paragraph, disclosure refers to "other similar transactions." Please clarify what such transactions may be.

9. In the second paragraph, disclosure states that the Fund may enter into one or more warehousing transactions.

   - Please tell us whether any of the entities involved in a warehousing transaction may be affiliated with the Fund or the Adviser. *See* section 2(a)(3) of the 1940 Act. To the extent there is any affiliation, please provide an analysis of whether any of the warehousing transactions between the Fund and other entities may constitute a joint enterprise or other joint arrangement within the meaning of rule 17d-1 under the 1940 Act.

   - Please tell us whether affiliates of the Fund or Adviser may enter into any agreements, including back-stop style agreements, with any entities involved in warehousing transactions.

   - Please tell us whether the Fund intends to rely on its co-investment exemptive order to engage in warehousing transactions and, if so, provide the legal basis for such reliance.

   - Please provide a legal analysis of whether or not the warehousing transactions may constitute "unfunded commitment agreements" as defined in rule 18f-4 under the 1940 Act.

Page 3 – The Adviser

10. In the first paragraph, disclosure refers to a resource sharing agreement between Stone Point Capital and the Adviser. Please explain how the agreement operates and why it is not an advisory contract within the meaning of the 1940 Act. In your response, please address:

    - Specific services Stone Point Capital and its employees will provide on the Adviser's behalf and why those services do not amount to advisory services provided to the Fund;

    - The extent to which the Adviser will depend on Stone Point Capital's personnel;

    - Whether Stone Point Capital personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940;

    - Whether and what fees are paid to Stone Point Capital and by whom and whether they are paid pursuant to the resource sharing agreement; and

    - Whether Stone Point Capital is considered to be a fiduciary with respect to the Fund.

Page 4 – The Private Offering

11. Disclosure states that the Fund intends to enter into separate subscription agreements relating to its shares. Please explain :

- How having subscription agreements with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

- Whether different terms in any subscription agreements could have a material, negative effect on other Fund investors;

- Whether the terms of different subscription agreements will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

- Whether the terms of these subscription agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

- Whether the terms of these subscription agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Page 5 – History of Stone Point

12. Please consider deleting the last sentence of the second paragraph as it already appears on page 1.

Page 6 – Market Opportunity and Competitive Advantages

13. In the second sentence of the fourth paragraph, disclosure states that the Adviser generally seeks to invest in companies that are led by experienced management teams, "have market-leading position and high barriers to entry, and generate predictable free cash flow across market cycles." Please revise this phrase using clear, concise language.

Page 7 – Ability to Leverage Stone Point's Experienced Investment Team

14. Please consider deleting this paragraph as it already appears on page 3.

Page 8 – The Credit Investment Committee

15. After "Eric L. Rosenzweig, Managing Director," please add, "of Stone Point Capital."

Page 10 – Incentive Fee

16. Please provide a graphical representation of the income-related portion of any incentive fee.

17. Please provide examples demonstrating the operation of the incentive fee.

18. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Page 11 – Incentive Fee

19. In the second paragraph, disclosure states, "For the purpose of computing the Investment Incentive Fee and the Capital Gains Incentive Fee, the calculation methodology will look through derivative financial instruments or swaps as if Fund owned the reference assets directly." Based on the disclosure in the registration statement, it is unclear whether or what kind of derivatives the Fund may use. For example, on page 52 in the risk section titled, "Derivatives and Financial Commitment Transactions," disclosure states, "The Fund may invest in derivatives . . . ." without further detail. The investment strategies section does not contain disclosure about using derivatives. Please tell us whether the Fund will use derivatives. If yes,

- Please add strategy and risk disclosure clarifying the Fund's use of derivatives. If the Fund will engage in total return swaps, please tell us whether the Fund's investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

- Please tell us whether the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income, as well as capital gains.

- Please tell us whether, for purposes of the asset coverage ratio test of section 61(a) under the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Fund, as a senior security for the life of the swap.

- Please tell us whether, for purposes of section 55(a) under the 1940 Act, the Fund will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Page 14 – Distributions; Dividend Reinvestment Plan

20. In the third paragraph, disclosure refers to a "return of capital." Please explain that term using clear, concise language.

Page 17 – Discretionary Share Repurchase Program

21. Please revise the registration statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Please also disclose that the tender offers will be conducted in compliance with the tender offer rules under the Exchange Act. Disclosure should not address any procedures that the registrant currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which

points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Instead, these additional details should be included in the tender offer documents sent to investors when an offer is made.

Page 36 – Financial Services Industry Risks

22. Please be consistent about using the term "financial services industry" or "financial services sector" as they appear interchangeably throughout the registration statement.

Page 39 – Consequences of Default

23. Disclosure states, "Shareholders may be subject to significant adverse consequences in the event such a shareholder defaults on its capital commitment to the Fund. In addition to losing its right to participate in future Drawdowns, a defaulting shareholder may be forced to transfer its Shares to a third party for a price that is less than the NAV of such Shares."

    - Please explain to us how such transfer is consistent with the requirements of section 63 and section 23 of the 1940 Act.

    - Please add disclosure that addresses how the Fund will price such shares (e.g., lesser of net asset value or the best price reasonably obtainable by the Fund, etc.).

    - Please tell us whether the Fund has policies and procedures regarding such pricing and that define "best price reasonably obtainable."

Page 47 – Responsible Investment Considerations

24. The disclosure in this section implies that the Fund considers ESG factors as part of its investment strategy. Please clarify in the discussion of the Fund's strategy whether the Fund will be integrating ESG factors into its investment analysis. If so, please identify examples of ESG criteria that will be considered. Please also disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

Page 51 – Limitations on Leverage

25. In the third paragraph, disclosure states that, to securitize loans, the Fund may create a wholly-owned subsidiary. If the Fund intends to use one or more entities (regardless of whether the Fund sets up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets ("Subsidiary" as that term is used below), please address the following comments:

    - Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, please confirm that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. "Primarily controlled" means (1) the Fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the unregistered entity is greater than that of any other person.

- Disclose that the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a subsidiary so that the Fund treats the Subsidiary's debt as its own.

- Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and a Subsidiary's investment advisory agreements may be combined.

- Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.

- Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

- Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Page 64 – Expenses

26. In the second paragraph, disclosure states that the Fund may enter into a credit facility. When the terms of the credit facility are known, please update this disclosure to address the actual portfolio limits and other material terms of the credit facility.

Page 74 – Minority Investor in Adviser

27. The term "WAFRA" is not yet defined. Please revise.

Page 83 – Derivative Actions and Exclusive Delaware Jurisdiction

28. It is not clear whether the disclosure in these sections aligns with 1940 Act provisions and/or the Fund's organizational documents, which have not yet been filed as exhibits. Please send these exhibits to us as soon as possible. We may have further comments.

Accounting Comments

Page 10 – Incentive Fee

29. In the section that describes the 12.50% of pre-incentive fee investment income incentive fee, please update the percent amounts in the second and third bullets (except for "100%" in the second bullet).

Page 11 – Capital Gains Incentive Fee

30. Please re-word "shall an" in the first two bullets.

31. In the fourth paragraph, disclosure states, "As mentioned above, the Adviser has agreed to waive any Incentive Fees through the one-year anniversary of the Commencement Date. In addition, the Adviser has agreed to cap each component of the Incentive Fee at 7.50% for the period beginning with the one-year anniversary of the Commencement Date and ending on the three-year anniversary of the Commencement Date."

    - The Staff does not see any disclosure regarding a waiver to incentive fees, as mentioned here. Also, the Staff notes that it is disclosed the incentive fees do not take effect in until the beginning of year two after the Commencement Date. Consider striking or clarifying this sentence.

    - It is the Staff's understanding that since the Incentive Fee Commencement Date is defined as one year after the Commencement Date, the timing described in this sentence matches up with the terms of the 7.50% incentive fees described above, i.e., the 7.50% will be charged in years two and three after the Commencement Date. If that is the case, then what is described in this sentence is not a cap. Consider striking or clarifying this sentence.

Page 13 – Expense Support and Conditional Reimbursement Agreement

32. In the fourth full paragraph, first sentence, insert "Expense Payments were made" so the sentence may read "…within three years prior to the last business day of such calendar month Expense Payments were made have been reimbursed."

33. In the sixth paragraph, organizational and offering expenses are excluded from "Operating Expense Ratio," but they are included in "Other Operating Expenses" in the second paragraph on this page. Please make the disclosures regarding the treatment of these expenses consistent.

Page 85 – Item 13. Financial Statements and Supplementary Data

34. Please file an amended Form 10 with complete financial statements at least 15 days prior to the Form 10's effectiveness.

Page 85 – Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

35. Please disclose whether or not there have been any changes in accountants.

* * * * * *

We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Brian Szilagyi, Staff Accountant, at (617) 573-8916.

Sincerely,

Lisa N. Larkin
/s/ Lisa N. Larkin
Senior Counsel

cc: Brian Szilagyi, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian T. Sandoe, Assistant Director